CHARLENE GRANT

Vice President, Counsel

Law Department

Phone: 949-219-7286

Fax: 949-219-3706

Charlene.Grant@pacificlife.com

July 31, 2015

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendments to Registration Statements for the Pacific Select VUL (333-150092) and MVP VUL 10/MVP VUL 10 LTP (333-152224) variable life insurance policies, funded by the Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563).

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563), set forth below are responses to Staff comments received July 17, 2015 in connection with the above referenced Post-Effective Amendments on Form N-6, filed June 18, 2015. Our responses apply to the Pacific Select VUL (“PS VUL”) and MVP VUL 10/MVP VUL 10 LTP (“MVP VUL 10”) registration statements referenced above, unless otherwise indicated below.

Staff Comments: General Comments.

1. Please provide all missing information, including all exhibits, prior to the effective date of the Post-Effective Amendments to the registration statements.

Response: We hereby confirm that any missing information, including any exhibits, will be included and filed prior to the effective date of the Post-Effective Amendments to the registration statements.

2. Please confirm supplementally that a prospectus will accompany this supplement or alternatively please confirm that an investor has received a current prospectus prior to delivery of the supplement.

Response: We hereby confirm that a prospectus will accompany this supplement or alternatively that an investor will receive a current prospectus prior to delivery of the supplement.

Ms. Skeens

July 31, 2015

3. Since the Annual Renewable Term Rider (“ART”) and the Scheduled Increase Rider (“SIR”) already exist in the May 1, 2015 prospectus, the use of the term “new” is potentially confusing. Please clarify in the supplement whether the new riders are intended to replace the existing Annual Renewable Term Rider and the Scheduled Increase Rider going forward. In addition, please clarify what are the new riders included in the supplement being offered.

Response: The ART and SIR riders included in the supplement are updated for Policies on or after August 24, 2015. We have revised the bold and italicized paragraph on the first page of each supplement with the following:

For MVP VUL 10:

The purpose of this supplement is to inform you of three new optional Riders called Scheduled Annual Renewable Term Rider, Overloan Protection 3 Rider and Benefit Distribution Rider. Also included are updated versions of the Annual Renewable Term Rider and Scheduled Increase Rider. Subject to availability, these Riders may be available to you on or after August 24, 2015. These changes do not affect the Annual Renewable Term Rider, Overloan Protection II Rider, Scheduled Increase Rider and Varying Increase Rider as described in the prospectus dated May 1, 2015.

For PS VUL:

The purpose of this supplement is to inform you of three new optional Riders called Scheduled Annual Renewable Term Rider, Overloan Protection 3 Rider and Benefit Distribution Rider. Also included is an updated version of the Annual Renewable Term Rider. Subject to availability, these Riders may be available to you on or after August 24, 2015. These changes do not affect the Annual Renewable Term Rider, Overloan Protection II Rider, Scheduled Increase Rider and Varying Increase Rider as described in the prospectus dated May 1, 2015.

Staff Comment: Fee Tables.

4. Under Table 2 – Periodic Charges Other Than Fund Operating Expenses, the Annual Renewable Term Rider, Scheduled Annual Renewable Term Rider, Overloan Protection 3 Rider, and Benefit Distribution Rider specify they are “For Policies issued on or after August 24, 2015.” Please confirm supplementally that the next time an update to the registration statements is filed, it will be clear in the prospectus which Riders are available before and after August 24, 2015.

Response: We hereby confirm that the next time we update the registration statements we will clarify which Riders are available before and after August 24, 2015.

Staff Comment: Policy Benefits.

5. (MVP VUL 10 only) In the May 1, 2015 version of the prospectus the Requesting an Increase in Face Amount subsection references the SVER rider. In the supplement, this reference is no longer there. Please clarify whether this rider is being removed or replaced.

Response: The SVER rider is not being removed or replaced. We have added language to clarify that the Requesting an Increase in Face Amount subsection in the supplement is being added and not replacing the subsection currently in the prospectus that references the SVER rider.

6. Third bullet point under Requesting an Increase in Face Amount subsection: The supplement states that for individual policies an increase must be $25,000 or more. The May 1, 2015 prospectus allows for increases of $10,000 or more. Please provide more prominent disclosure of this change in the supplement.

Response: We will bold this bullet point to make the language more prominent.

7. (MVP VUL 10 only) In the May 1, 2015 version of the prospectus the Scheduled Increases in Face Amount subsection references the Varying Increase Rider (“VIR”). In the supplement, this reference is no longer there. Please clarify whether this rider is being removed or replaced.

Response: The VIR rider is not being removed or replaced. We have added language to clarify that the Scheduled Increases in Face Amount subsection in the supplement is being added and not replacing the current subsection in the May 1, 2015 prospectus that reference the VIR rider.

Ms. Skeens

July 31, 2015

8. (PS VUL only) The supplement references amending The Total Face Amount subsection under the Policy Benefits section. However, it appears the May 1, 2015 prospectus is missing this subsection. Please address that.

Response: The Total Face Amount subsection under the Policy Benefits section can be found on page 24 of the May 1, 2015 prospectus.

9. Please clarify whether the Requesting an Increase in Face Amount subsection is being added or replaced under the Changing the Face Amount subsection in the supplement.

Response: We hereby confirm that we are adding a new Requesting an Increase in Face Amount subsection to the Changing the Face Amount subsection in the supplement and the disclosure has been modified to address this.

Staff Comment: Tandy Representations.

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ Charlene Grant

Charlene Grant